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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005

                        Commission File Number 001-15012

                           hanarotelecom incorporated
                            (Name of the Registrant)

                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F __X__ Form 40-F __

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes __ No __X__

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes __ No __X__

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes __ No __X__

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____)

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         hanarotelecom incorporated (the "Company") is furnishing under cover of
Form 6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a corporate disclosure relating to Overseas Issuance of Bonds, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on January 12, 2005.

         Exhibit 99.2: a corporate disclosure relating to Subscriber Number for December 2004, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on January 12, 2004.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               hanarotelecom incorporated

Date: January 12, 2005                         By:  /s/ Janice Lee
                                                   -----------------------------
                                                  Name: Janice Lee
                                                  Title: Chief Financial Officer


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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       ------------

Exhibit 99.1: a corporate disclosure relating to Overseas Issuance of Bonds with the Korea Securities Dealers Association Automated
                  Quotation Market ("KOSDAQ") on January 12, 2005.

Exhibit 99.2: a corporate disclosure relating to Subscriber Number for December 2004, filed with the Korea Securities Dealers
                  Association Automated Quotation Market ("KOSDAQ") on January
                  12, 2005.
